Exhibit 99.1

FOR IMMEDIATE RELEASE
Company Contact:	Investor Contact:
Howard Hill	Robert Jacobs
President & CEO	Jacobs Communications
(858) 549-6340	(310) 927 3108
rfi@rfindustries.com	robert.jacobs@jacobscon.com

RF Industries Reports Third Quarter and

Nine Months Fiscal 2014 Results

Regular Quarterly Dividend of $0.07 Per Share

San Diego, California, September 11, 2014 — RF Industries, Ltd. (NASDAQ: RFIL) today announced results for the third quarter and nine months ended July 31, 2014.

Third Quarter Results

Sales for the fiscal third quarter of 2014 declined $3.9 million to $5.5 million compared to sales of $9.4 million for the same quarter last year. Net income was $372,000, or $0.04 per diluted share, compared to $917,000, or $0.11 per diluted share, in the same period last year. Net sales were affected by a $4.0 million sales decline at the Cables Unlimited (CUI) segment to $1.5 million for the quarter, compared to sales of $5.5 million at CUI in the same quarter last year. The Company's net income for the quarter was also affected by an operating loss at CUI of $199,000, compared to operating income of $1.3 million at CUI in the same period last year.

Gross profit declined to $2.5 million from $3.9 million, but improved, as a percentage of sales, to 45% from 42% of sales in the third quarter last year. Third quarter selling and general expenses declined by $355,000 to $1.6 million, primarily due to lower compensation and benefits expense in connection with a decrease in headcount in the current year.

Howard Hill, President and CEO said, "The decline in the Company's sales and net income is primarily attributable to reduced sales at CUI, due to lower sales of OptiFlexTM custom wireless cable products, as the pace of antenna tower upgrades to 4G wireless technology has abated. CUI is actively seeking other applications and new customers for its fiber-optic and custom cabling products. While it is anticipated that CUI's sales in the short term will continue at these levels, we are actively developing new products and are optimistic regarding the opportunities to expand sales and market share for this segment.

"RF Connector and Cable Assembly segment sales have increased quarter over quarter this fiscal year as our Passive Intermodulation (PIM) product continues to gain market acceptance. Fiscal 2014 third quarter sales of $3.4 million for this segment increased $211,000, or 7%, compared to the same period last year."

Nine Months Results

Net sales for the nine months ended July 31, 2014 were $17.2 million, compared to sales of $28.2 million for the same period in fiscal 2013. Net income was $1.1 million, or $0.13 per diluted share, compared to $3.6 million, or $0.43 per diluted share, for the same period last year. The Company's net sales were negatively impacted by a $10.0 million decline in sales at CUI to $5.4 million in the nine month period, compared to sales of $15.4 million at CUI for the same period last year. CUI's operating loss was $386,000 for the first nine months of fiscal 2014, compared to operating income of $3.5 million for the same period of fiscal 2013.

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7610 Miramar Road, San Diego, CA 92126-4202 ● (858) 549-6340 ● (800) 233-1728 ● FAX (858) 549-6345

E-mail: rfi@rfindustries.com ● Internet: www.rfindustries.com

RF Industries Reports Third Quarter and Nine Months Fiscal 2014 Results

September 11, 2014

Page Two

The Company's gross profit declined to $7.8 million for the first nine months of fiscal 2014, compared to $12.5 million in the same period last year, but improved, as a percentage of sales, to 46% for the first nine months of 2014 versus 44% of sales for the same period last year. Selling and general expenses declined to $5.4 million, compared to $6.3 million for the same period in fiscal 2013. The decrease in selling and general expenses was primarily due to lower compensation and benefits expense as a result of a decrease in headcount during fiscal 2014. In addition, the first nine months of 2013 included lump-sum bonus payments to senior management and increased legal and consulting fees in connection with the termination and replacement of an employee.

"Our results, year to date, have been strongly affected by the performance of our CUI subsidiary. Although we are not anticipating a rapid upturn in sales of OptiFlex related products, CUI has opportunities to expand its fiber optic and custom cabling and wire harness product line in local and adjacent geographic markets. We believe that the Company's strong cash position enables us to invest in businesses through acquisitions which may supplement our core product lines or improve CUI's market and sales opportunities. We are confident the Company will remain profitable and that our strong balance sheet will provide support for growth and reward our investors", said Howard Hill.

Balance Sheet Data

At July 31, 2014, the Company had working capital of $21.2 million, including cash and cash equivalents of $14.2 million, a current ratio of approximately 11-to-1, no long-term obligations and stockholders' equity of $25.9 million. During the first nine months of fiscal 2014, the Company returned $1.7 million of equity capital to its stockholders as cash dividends.

As previously announced, the Board of Directors declared a regular cash dividend of $0.07 per common share, payable October 15, 2014, to shareholders of record on September 30, 2014.

Conference Call Information

RFI has scheduled a conference call at 11:00 a.m. EDT this morning to discuss its results for the quarter. To participate in the call, dial (877) 407-9210 or (201) 689-8049. A simultaneous webcast of the conference call may be accessed online from the Webcasts and Conference Call link on the Investor Information page at www.rfindustries.com. A replay will be available after 1:00 p.m. EDT at this same Internet address. For a telephone replay, dial (877) 660-6853 or (201) 612-7415, conference ID# 13589710, after 1:00 p.m. EDT.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, medical and industrial. The Company's products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, wiring harnesses and medical wiring. The Company's connectivity products are used throughout the growing and evolving wireless infrastructure. The Company has reported 20 consecutive years of profitability and is headquartered in San Diego, California with operations in Las Vegas, Nevada and Yaphank, New York. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the operations of the Cables Unlimited division; and the Company's reliance on certain distributors for a significant portion of anticipated revenues. Further discussion of these and other potential risk factors may be found in the Company's public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED) (in thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	July 31		July 31
	2014	2013	2014	2013

Net sales	$5,536	$9,478	$17,150	$28,220
Cost of sales	3,048	5,530	9,328	15,755
Gross profit	2,488	3,948	7,822	12,465

Operating expenses:
Engineering	228	200	697	599
Selling and general	1,632	1,987	5,395	6,283
Total operating expenses	1,860	2,187	6,092	6,882

Operating income	628	1,761	1,730	5,583

Other income - interest	7	5	22	13

Income before provision for income taxes	635	1,766	1,752	5,596

Provision for income taxes	277	489	670	1,574

Income from continuing operations	358	1,277	1,082	4,022

Income (loss) from discontinued operations, net of tax	14	(360)	32	(445)

Net income	$372	$917	$1,114	$3,577

Earnings per basic share:
Continuing operations	$0.05	$0.16	$0.14	$0.54
Discontinued operations	0.00	(0.04)	0.00	(0.06)
Net income per share	$0.05	$0.12	$0.14	$0.48

Earnings per diluted share:
Continuing operations	$0.04	$0.15	$0.13	$0.48
Discontinued operations	0.00	(0.04)	0.00	(0.05)
Net income per share	$0.04	$0.11	$0.13	$0.43

Weighted average shares outstanding:
Basic	8,250,042	7,798,608	8,200,476	7,492,137
Diluted	8,718,656	8,559,635	8,763,593	8,362,978

RF INDUSTRIES, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	Jul. 31 2014	Oct. 31 2013
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,237	$11,881
Trade accounts receivable, net	2,589	3,160
Inventories	5,612	5,995
Other current assets	610	1,552
Deferred tax assets	322	322

TOTAL CURRENT ASSETS	23,370	22,910

Property and equipment, net	883	1,053
Goodwill	3,076	3,076
Amortizable intangible assets, net	1,241	1,407
Non-amortizable intangible assets	410	410
Note receivable from stockholder	67	67
Other assets	21	30

TOTAL ASSETS	$29,068	$28,953

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$697	$792
Accrued expenses	1,475	1,741
Customer deposit	12	51

TOTAL CURRENT LIABILITIES	2,184	2,584

Deferred tax liabilities	950	950

TOTAL LIABILITIES	3,134	3,534

COMMITTMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, authorized 20,000,000 shares of $0.01 par value; 8,260,307 and 8,075,124 shares issued and outstanding at July 31, 2014 and October 31, 2013, respectively	83	81
Additional paid-in capital	16,828	15,706
Retained earnings	9,023	9,632

TOTAL STOCKHOLDERS' EQUITY	25,934	25,419

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,068	$28,953